FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 28 April 2004

                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Airwave - New Sign Up, sent to the London Stock Exchange on 28 April 2004 press release


PR0411


For Release 28 April 2004


                      HIGHWAYS AGENCY SIGNS UP FOR AIRWAVE
              Interoperability with the police will be key benefit

O2 Airwave, part of mmO2 which provides specialist communications to public safety organisations, has been awarded a 7 year contract by the Highways Agency. This closely follows a number of similar successes with other public safety organisations and takes the value of recent new business to more than GBP50m over the next 10 years.

This latest contract enables the Highways Agency Traffic Officers to be equipped with state-of-the-art technology which can potentially inter-operate with other emergency services, including the police. This is particularly important as the introduction of the new Highways Agency's Traffic Officers replaces many of the functions carried out on England's motorways by the police.

Eric Belfield of the Highways Agency said: "The Highways Agency is particularly pleased to be working with O2 Airwave to make use of the latest digital mobile radios for its Traffic Officers to communicate with police and other emergency services engaged in work on its motorways. This will enable Traffic Officers to work closely with those services when attending incidents and generally to co-ordinate efforts to improve services to our customers, the travelling public and to keep traffic flowing."

Airwave is already delivered to 35 of the UK's 51 police forces under a GBP2.9bn government contract, and some 50,000 officers are using the technology today.

As well as being short-listed in the bids for national ambulance and fire communications, Airwave has also been adopted by a number of other public safety organisations, including:



   - The Ministry of Defence Police, where some 600 officers are equipped with Airwave
   - The UK Atomic Energy Authority Constabulary
   - Norfolk County Council's emergency planning team
   - Darlington Borough Council's street warden team

Peter Richardson, Managing Director of O2 Airwave, said this was a significant achievement for the company which is continuing to explore opportunities with the other organisations - of which there are around 100 - that are licensed to use Airwave.

He said: "When fully live across England, Scotland and Wales next year, Airwave will be the first national communications network dedicated to the present and future demands of the emergency services. This gives the potential for joined-up communications between public safety organisations, enabling a more co-ordinated response, which could save lives."

Key benefits of Airwave include guaranteed radio coverage; handsets which are radios, mobile phones as well as data devices; enhanced security, resilience and improved voice clarity for those working in noisy environments. The technology is designed to improve efficiency and effectiveness, as well as the safety of emergency services workers.

ENDS

Notes to Editors:

What is Airwave?

O2 Airwave, part of mmO2 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

Airwave is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout to the police is due for completion at the end of 2005.

O2 Airwave is currently used by Lancashire and Shropshire Fire and Rescue Services, as well as Hereford & Worcester Ambulance Trust. The company is shortlisted for national contracts for both fire and ambulance services.

Key Benefits of O2 Airwave:

   -For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'. O2 Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever

   -Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders. The network is highly resilient

   -The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate.

The Technology

O2 Airwave uses Motorola TETRA (Terrestrial Trunked Radio) technology. TETRA is an open digital trunked radio standard defined by the European
Telecommunications Standardisation Institute (ETSI) to meet the needs of the most demanding professional mobile radio users. Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information: www.motorola.com/TETRA


Contact details:

mmO2 Contact:                          O2 Airwave Contact:
David Nicholas                         Claire Parker
Director of Communications             Press Relations Manager
mmO2 plc                               O2 Airwave
david.nicholas@o2.com                  claire.parker@o2.com
t: +44 (0)771 575 9176                 t: +44 (0)7712 772771

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 28 April 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary